Exhibit 99.1

Contact:
Uri Birenberg, CFO
(972) 77-774-5060
urib@radcom.com

FOR IMMEDIATE RELEASE

RADCOM REPORTS FINANCIAL RESULTS
FOR Q4 & FULL YEAR 2015

- Entering 2016 With Record Backlog, Visibility for Multiple-Year Growth -

- Vetting by Top-Tier Operator & Win of 1st NFV Mega-Deployment
 Positions RADCOM as Clear Leader of NFV Service Assurance Market -

TEL-AVIV, Israel – February 17, 2016 - RADCOM Ltd. (NASDAQ: RDCM) today reported its financial results for the fourth quarter and full year ended December 31, 2015.

In $ thousands	2015	2014	Q4 2015	Q4 2014
Revenues	$18,673	$23,636	$2,715	$7,188
Gross margin (GAAP)	76.8%	63.2%	58.1%	50.0%
Net profit (loss) (GAAP)	$(923)	$726	$(2,124)	$(367)
Net profit (loss) (non-GAAP)	$656	$3,278	$(1,606)	$1,798
Cash & equivalents	$8,727	$6,848	$8,727	$6,848

Comments of Management
“The record booking that we achieved at the end of 2015 has created a record backlog for us as we enter 2016, giving us visibility for financial stability based on multi-year growth,” commented Mr. Yaron Ravkaie, RADCOM’s CEO. “Through this important win, which followed a thorough vetting of our MaveriQ by a top-tier operator, we will become the first company in the world to carry out a mega-deployment of an NFV service assurance solution. This has established RADCOM as the clear leader of this exciting emerging market, positioning us ideally to ride the NFV growth wave.”

Mr. Ravkaie continued, “Our results for 2015 reflect the effort to secure this strategic deal, a focused, successful investment that has positioned us for even greater future achievements. Our strong balance sheet, including a high level of cash, low inventory and no debt, demonstrates our financial solidity, an important element for success in our marketing efforts with top-tier customers.

“In general, 2016 will be a bridge year during which we expect our revenues to increase to a new level. To take full advantage of our favorable positioning, our strategy is to pursue total customer satisfaction in the current deployment, to secure additional anchor customers through direct and channel efforts, and to invest continuously to widen our technology edge, further enhancing our value proposition for our target customers. We are excited by our prospects and look forward to reporting our progress in the quarters ahead.”

Financial Results

Full Year 2015: RADCOM’s revenues for 2015 totaled $18.7 million compared with $23.6 million in 2014, while gross margin increased to 76.8% from 63.2%. On a GAAP basis, including a $170,000 inventory write-off related to cancellation of an old project, the Company recorded a net loss of $(923,000), or $(0.11) per ordinary share (basic and diluted), compared with a net profit of $726,000, or $0.09 (basic) and $0.08 (diluted) per ordinary share, for 2014. On a non-GAAP basis, net profit for the year totaled $656,000, or $0.08 (basic) and $0.07 (diluted) per ordinary share compared with a net profit of $3.2 million, or $0.40 (basic) and $0.38 (diluted) per ordinary share, for 2014.

The Company’s cash balance as of the end of the year totaled $8.7 million, up 27% compared with $6.8 million at the end of 2014. The increase reflected the strong collections achieved throughout the year.

Fourth Quarter 2015: For the fourth quarter, RADCOM’s revenues totaled $2.7 million, compared with $7.2 million in the fourth quarter of 2014, reflecting the Company’s focus on securing a transformational Tier-1 deal, as explained above. Gross margin for the quarter was 58.1%, compared with 50.0% for the fourth quarter of 2014, reflecting the $170,000 inventory write-off recorded during the period. On a GAAP basis, the Company recorded a net loss for the fourth quarter totaling $(2.1) million, or $(0.25) per ordinary share (basic and diluted), compared with $(367,000), or $(0.04) (basic and diluted) per ordinary share, for the fourth quarter of 2014. On a non-GAAP basis, net loss for the period was $(1.6) million, or $(0.19) per ordinary share (basic and diluted), compared with a net profit of $1.8 million, or $0.22 (basic) and $0.20 (diluted) per ordinary share, for 2014.

 Earnings Conference Call

RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from February 18th on RADCOM's website.

About RADCOM
RADCOM provides NFV-ready service assurance management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718 as well as a non-cash write off of obsolete inventory, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.
Consolidated Statements of Operations
(1000's of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(audited)
Sales	$2,715	$7,188	$18,673	$23,636
Cost of sales	1,137	3,624	4,326	8,693
Gross profit	1,578	3,564	14,347	14,943
Research and development, gross	1,620	1,329	6,071	5,812
Less - royalty-bearing participation	576	358	1,582	1,664
Research and development, net	1,044	971	4,489	4,148
Sales and marketing, net	2,054	1,924	7,834	7,295
General and administrative	652	576	2,393	2,262
Total operating expenses	3,750	3,471	14,716	13,705
Operating income (loss)	(2,172)	93	(369)	1,238
Financing income (expenses), net	48	(280)	(433)	(332)
Income (loss) before taxes	(2,124)	(187)	(802)	906
Taxes	-	(180)	(121)	(180)
Net profit (loss)	$(2,124)	$(367)	$(923)	$726
Basic net income (loss) per ordinary share	$(0.25)	$(0.04)	$(0.11)	$0.09
Diluted net income (loss) per ordinary share	$(0.25)	$(0.04)	$(0.11)	$0.08
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	8,665,019	8,289,419	8,572,681	8,088,974
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	8,665,019	8,289,419	8,572,681	8,592,387

RADCOM LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(audited)

GAAP net profit (loss)	$(2,124)	$(367)	$(923)	$726
Stock-based compensation (1)	348	192	1,409	579
Inventory write off	170	1,797	170	1,797
One-time commission write off	-	176	-	176
Non-GAAP net income (loss)	$(1,606)	$1,798	$656	$3,278
Non-GAAP net income (loss) per share (basic)	$(0.19)	$0.22	$0.08	$0.40
Non-GAAP net income (loss) per share (diluted)	$(0.19)	$0.20	$0.07	$0.38

Number of shares used in computing Non-GAAP earnings (loss) per share (basic)	8,665,019	8,289,419	8,572,681	8,088,974
Number of shares used in computing Non-GAAP earnings (loss) per share (diluted)	8,665,019	8,889,451	9,117,767	8,592,387

(1) Stock-based compensation:
Cost of sales	4	1	33	12
Research and development	96	43	529	178
Sales and marketing	54	13	380	146
General and administrative	194	135	467	243
	348	192	1,409	579

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	December 31, 2015	December 31, 2014
	(unaudited)	(audited)
Current assets
Cash and cash equivalents	8,727	6,848
Restricted cash	32	32
Trade receivables, net	3,684	5,477
Inventories	1,532	2,699
Other receivables	2,087	1,411
Total current assets	16,062	16,467
Severance pay fund	3,181	3,051
Other long-term receivables	508	600
Property and equipment, net	384	200
Total Assets	20,135	20,318

Liabilities and shareholders' equity
Current liabilities
Trade payables	1,465	1,524
Deferred revenue and advances from customers	931	765
Employees and payroll accruals	2,533	2,377
Other payables and accrued expenses	1,490	1,739
Total current liabilities	6,419	6,405
Long-term liabilities
Deferred revenue	197	198
Accrued severance pay	3,656	3,453
Total long-term liabilities	3,853	3,651

Total liabilities	10,272	10,056

Shareholders' equity
Share capital	372	361
Additional paid-in capital	70,270	68,059
Accumulated other comprehensive loss	(2,760)	(1,062)
Accumulated deficit	(58,019)	(57,096)
Total shareholders' equity	9,863	10,262

Total liabilities and shareholders' equity	20,135	20,318